# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ReposiTrak, Inc., CIK 0000050471
CUSIP: 700215304
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 5282 SOUTH COMMERCE DRIVE, SUITE D292, MURRAY, Utah (UT), 84107
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000897070

## Reporting persons
- ASHFORD CAPITAL MANAGEMENT INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 768,760; shared voting power 0; sole dispositive power 768,760; shared dispositive power 0; aggregate amount beneficially owned 768,760 (4.2% of the class)

## Item 1. Issuer
Name of issuer: ReposiTrak, Inc.
Address of issuer's principal executive offices: 5282 SOUTH COMMERCE DRIVE, SUITE D292, MURRAY, UTAH, 84107.

## Item 2. Person Filing
Name of person filing: Ashford Capital Management, Inc.
Address of principal business office or, if none, residence: 1 Walker's Mill Rd, Wilmington DE 19807
Citizenship: A Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 768760
Percent of class: 4.23%. The foregoing percentage is calculated based on 18,173,565 shares of Common Stock reported to be outstanding as of May 14, 2026 in the Issuer's March 31, 2026 Quarterly Report filed on Form 10-Q.
Sole power to vote or to direct the vote: 768760
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 768760
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares reported by the Reporting Person, a registered investment advisor, are held in separate individual client accounts and three separate limited partnerships.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ASHFORD CAPITAL MANAGEMENT INC: Alex Patseliev, Chief Compliance Officer (08/12/2026)